                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              RAMP NETWORKS, INC.
                               (Name of Issuer)

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  751567-10-8
                                (CUSIP Number)

                                 Ursula Ranin
                               Nokia Corporation
                               Keilalahdentie 4
                                 P.O. Box 226
                             FIN-00045 Nokia Group
                                    Finland
                               011-358-9-180-71
                      (Name, Address and Telephone Number
                   of Person Authorized to Receive Notices)
                   ----------------------------------------
                                   Copy to:

                           Michael J. Coleman, Esq.
                              Shearman & Sterling
                        1550 El Camino Real, Suite 100
                         Menlo Park, California 94025
                          Telephone:  (650) 330-2200

                      (Name, Address and Telephone Number
                   of Person Authorized to Receive Notices)

                               December 6, 2000
            (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) 240.13d-1(e), (S) 240.13d-1(f) or (S) 240.13d-1(g),
check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person:
      Blackbird Acquisition, Inc.
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group
            (a)     [ ]
            (b)     [ ]
--------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------
4     Source of Funds*  WC
--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization:
      Delaware
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7      Sole Voting Power
  BENEFICIALLY OWNED BY           0
          EACH
    REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                           8      Shared Voting Power
                                  7,858,187 shares of Common Stock
--------------------------------------------------------------------------------
                           9      Sole Dispositive Power

--------------------------------------------------------------------------------
                           10     Shared Dispositive Power
                                  7,858,187 shares of Common Stock
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      7,858,187 shares of Common Stock
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions): [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)  36%
--------------------------------------------------------------------------------
14    Type of Reporting Person*   CO
--------------------------------------------------------------------------------

___________________
* See Instructions.

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Nokia Corporation
--------------------------------------------------------------------------------
2     Check the Appropriate Box if a Member of a Group
            (a)    [ ]
            (b)    [ ]
--------------------------------------------------------------------------------
3     SEC Use Only
--------------------------------------------------------------------------------
4     Source of Funds*   WC
--------------------------------------------------------------------------------
5     Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e): [ ]
--------------------------------------------------------------------------------
6     Citizenship or Place of Organization:
      Republic of Finland
--------------------------------------------------------------------------------
    NUMBER OF SHARES       7      Sole Voting Power
  BENEFICIALLY OWNED BY           0
          EACH
    REPORTING PERSON
          WITH
--------------------------------------------------------------------------------
                           8      Shared Voting Power
                                  7,858,187 shares of Common Stock
--------------------------------------------------------------------------------
                           9      Sole Dispositive Power
                                  0
--------------------------------------------------------------------------------
                           10     Shared Dispositive Power
                                  7,858,187 shares of Common Stock
--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person
      7,858,187 shares of Common Stock
--------------------------------------------------------------------------------
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions): [ ]
--------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11)     36%
--------------------------------------------------------------------------------
14    Type of Reporting Person*   CO
------------------------------------------------------------------------------------------------

___________________
* See Instructions.

Item 1.  Security and Issuer

               The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Common Stock") of Ramp
                                                   ------------
Networks, Inc., a Delaware corporation (the "Issuer"). The principal executive
                                             ------
offices of the Issuer are located at 3100 De La Cruz Blvd., Santa Clara, CA
95054.

Item 2.  Identity and Background

               The persons listed in numbers 1 through 2 below are the persons filing this joint statement.

1.       a.  Nokia Corporation is a corporation incorporated under the laws of the Republic of Finland ("Parent").
                                       ------

         b. The address of the principal office of Parent is Keilalahdentie 4, P.O. Box 226, FIN-00045 Nokia Group, Finland.

         c. Parent is the world's leader in mobile communications. Backed by its experience, innovation, user-friendliness and secure solutions, Parent has become the leading supplier of mobile phones and a leading supplier of mobile, fixed and Internet Protocol ("IP") networks. By adding mobility to the Internet, Parent creates new opportunities for companies and further enriches the daily lives of people. Nokia's shares, nominal value 0.06 euros, are listed on the Helsinki Exchanges under the symbol "NOK1V" and American Depositary Shares ("ADSs") of Parent are traded on the New York Stock Exchange under the symbol "NOK". Each ADS represents one share. Parent's shares are also traded on the Stockholm, London, Frankfurt and Paris stock exchanges.

         d. During the last five years, Parent has not been convicted in any criminal proceeding.

         e. During the last five years, Parent has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       a.  Blackbird Acquisition, Inc. is a corporation incorporated under the laws of the State of Delaware ("Purchaser").
                                             ---------
         b. The address of the principal office of Purchaser is 6000 Connection Drive, Irving, Texas 75039.

         c.  Purchaser is a wholly owned subsidiary of Parent.

         d. During the last five years, Purchaser has not been convicted in any criminal proceeding.

         e. During the last five years, Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             Parent and Purchaser are referred to collectively in this Schedule 13D as the "Reporting Persons". The name, citizenship, business address and
            -----------------
present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth on Exhibit A attached hereto, which Exhibit is
                         ---------
incorporated herein by reference. During the last five years, to the knowledge of the Reporting Persons, no person named on Exhibit A with respect to that
                                             ---------
particular corporation has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

             This Statement relates to the Stockholder's Agreements, dated as of December 6, 2000 (the "Stockholder's Agreements"), entered into by each of
                       ------------------------
Parent, Purchaser and certain stockholders of the Issuer, namely Mahesh Veerina, Venrock Associates, Venrock Associates II, L.P., Interwest Partners V, Interwest Partners V, L.P., Anthony Sun, Philip Gianos, L. William Krause, Perry Grace, Richard Bridges, Raghu Bathina, Sridhar Bathina and Kothandapani Ranganathan (collectively, the "Principal Stockholders"), pursuant to which, among other
                    ----------------------
things, each Principal Stockholder has agreed to (i) tender its shares of Common Stock in the Offer (as defined below), (ii) vote its shares of Common Stock in favor of the Merger (as defined below) and (iii) grant to Purchaser an option to purchase its shares of Common Stock at $5.80 per share upon the terms and subject to the conditions set forth in its Stockholder's Agreement (the "Option"). A copy of the form of Stockholder's Agreement executed by each of the
 ------
foregoing is filed herewith as Exhibit B to this Schedule 13D and are
                               ---------
incorporated herein by reference.

             The funds for the purchases of Common Stock in the Tender Offer and pursuant to the Option will be supplied from available funds of the Reporting Persons.

Item 4.  Purpose of Transaction

             Parent, Purchaser and the Issuer entered into an Agreement and Plan of Merger, dated as of December 6, 2000 (the "Merger Agreement"), which provides
                                              ----------------
that Purchaser will offer to purchase all the outstanding shares of Common Stock of the Issuer for $5.80 per share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 15, 2000, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer").
                                                                        -----
A copy of the Merger Agreement is filed herewith as Exhibit C to this Schedule
                                                    --------
13D and is incorporated herein by reference. The Merger Agreement provides, among other things, that as promptly as practicable after the purchase of Shares pursuant to the Offer (the "Closing Date") and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, Purchaser will be merged with and into the Issuer (the "Merger"). Promptly after the Closing Date, Purchaser shall be entitled to
 ------
representation on the Issuer's board of directors equal to the product of the total number of directors on the Issuer's board of directors multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Purchaser after the Closing Date bears to the total number of shares of Common Stock then outstanding.

             As a result of the Merger, the Issuer will continue as the surviving corporation and will become a direct wholly owned subsidiary of Parent. Parent required that the Principal Stockholders execute the Stockholder's Agreements as an inducement to Parent and Purchaser to enter into the Merger Agreement. The Stockholder's Agreements are intended to provide greater certainty that Parent's acquisition of the Issuer will be consummated.

             If the Merger is consummated in accordance with the terms of the Merger Agreement, (i) the directors and officers of Purchaser immediately prior to the effective time of the Merger will become the initial directors and officers of the surviving corporation, respectively, (ii) the Certificate of Incorporation of the Issuer shall be amended and restated to read as the Certificate of Incorporation of Purchaser as in effect immediately prior to the effective time of the Merger, except that Article I, of such Certificate of
                                          ---------
Incorporation relating to the name of the Issuer shall be amended to read as follows "Nokia RNI Acquisition, Inc." and (iii) the By-laws of Purchaser shall be the By-laws of the surviving corporation. Additionally, the Common Stock will be deregistered under the Securities Act of 1934 and delisted from The Nasdaq National Market System.

             Except as set forth above, neither the Reporting Persons, nor any person controlling such companies, nor any of the persons named on Exhibit A,
                                                                   ---------
has any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         a. As a result of the Stockholder's Agreements, the Reporting Persons may be deemed to each be the beneficial owner of 7,858,187 shares of Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 36% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on December 1, 2000).

         b. The Reporting Persons have the sole power to vote or to direct the vote or dispose or direct the disposition of 7,858,187 shares of Common Stock. To the knowledge of the Reporting Persons, there are no shares of Common Stock which are beneficially owned by any other person referred to in Exhibit A
                                                                ---------
hereto.

         c. Except as set forth herein, to the knowledge of the Reporting Persons, neither the Reporting Persons nor any other person referred to in Exhibit A hereto beneficially owns or has acquired or disposed of any shares of
---------
Common Stock during the past 60 days.

         d. The Principal Stockholders retain the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

             Pursuant to the Merger Agreement, Purchaser will offer to purchase all the outstanding shares of Common Stock of the Issuer for $5.80 per share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer.

             Pursuant to the Stockholder's Agreement, among other things, each Principal Stockholder has agreed to (i) tender its shares of Common Stock in the Offer (as defined below) (ii) vote its shares of Common Stock in favor of the Merger (as defined below) and (iii) grant to the Purchaser an option to purchase its Shares of Common Stock at $5.80 per share upon the terms and subject to the conditions set forth in its Stockholder's Agreement.

             The descriptions herein of the Stockholder's Agreement and the Merger Agreement are qualified in their entirely by reference to such agreements, copies of which are filed hereto as Exhibits B and C respectively,
                                                ----------     -
and which are specifically incorporated herein by reference in their entirety.

             Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any Securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit A -   Directors and Officers of the Reporting Persons.

Exhibit B -   Stockholder's Agreement, dated as of December 6, 2000 among
              Parent, Purchaser and each of the particular stockholders of the Issuer named therein.

Exhibit C -   Merger Agreement, dated as of December 6, 2000, among Parent,
              Purchaser, and the Issuer.

Exhibit D -  Joint Filing Agreement between the Reporting Persons pursuant to
             Rule 13d-1(k)(l)(iii).

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 15, 2000

                                             NOKIA CORPORATION

                                             By:  /s/ Mika Vehvilainen
                                                  ---------------------------
                                                  Name: Mika Vehvilainen
                                                  Title: Attorney-in-Fact


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 15, 2000

                                             BLACKBIRD ACQUISITION, INC.

                                             By:  /s/ Mika Vehvilainen
                                                  ---------------------------
                                                  Name: Mika Vehvilainen
                                                  Title: President


                                EXHIBIT INDEX

Exhibit No.                                    Description
-----------                                    -----------

    A                             Directors and Officers of the Reporting
                                  Persons

    B Stockholder's Agreement, dated as of December 6, 2000 and Parent, Purchaser and each of the particular stockholders of the Issuer named therein

    C                             Merger Agreement, dated as of
                                  December 6, 2000, among Parent, Purchaser and the Issuer

    D Joint Filing Agreement between Reporting Persons pursuant to Rule 13d-1(k)(1)(iii)